Exhibit 1.1
(TRANSLATION)
ARTICLES OF INCORPORATION
OF
MAKITA CORPORATION
(Kabushiki Kaisha Makita)

(Partially amended by a resolution of the Ordinary General Meeting of Shareholders on June 29, 2006)
CHAPTER I
GENERAL PROVISIONS
Article 1. (Corporate name)
The name of the Company shall be KABUSHIKI KAISHA MAKITA and, in English, Makita Corporation.
Article 2. (Purpose)
The purposes of the Company shall be to engage in the following businesses:
1.	Manufacture and sale of machine tools including electric power tools and pneumatic tools, etc., and wood-working tools;

2.	Manufacture and sale of electric machinery and equipment and various other machinery and equipment;

3.	Manufacture and sale of interior furnishings and household goods and their installation work;

4.	Purchase, sale, lease and management of real estate;

5.	Operation of sporting and recreational facilities;

6.	Casualty insurance agency and business relating to offering of life insurance;

7.	Tourist business under the Travel Agency Law;

8.	Acquisition, assignment and licensing of industrial property right, copyright and other intellectual property right and provision of technical guidance;

9.	Investment in various kinds of business; and

10.	All other business incidental or relative to any of the preceding items.
Article 3. (Location of head office)
The head office of the Company shall be located in Anjo City, Aichi Prefecture.

Article 4. (Organizations)
In addition to the general meetings of shareholders and Directors, the Company shall have the following organizations:
(1) Board of Directors
(2) Statutory Auditors
(3) Board of Statutory Auditors
(4) Accounting Auditors
Article 5. (Method by which public notice is made)
     The method of giving public notices of the Company shall be electronic public notices; provided, however, that in cases where an electronic public notice is impracticable due to an accident or any other unavoidable reason, public notices of the Company may be displayed in the Nihon Keizai Shimbun.
CHAPTER II
SHARES
Article 6. (Total number of shares authorized to be issued)
The total number of shares authorized to be issued by the Company shall be four hundred and ninety-six million (496,000,000).
Article 7. (Issuance of share certificates)
The Company shall issue share certificates that represent its issued shares.
Article 8. (Acquisition of treasury stock)
The Company may, by a resolution of the Board of Directors, purchase shares of the Company by market transactions of other permitted methods pursuant to Article 165, Paragraph 2 of the Company Law.

Article 9.	(Number of shares constituting one unit and non-issuance of certificates for shares constituting less than a full unit)
(1)	The number of shares of the Company constituting one unit of shares shall be one hundred (100).

(2)	Notwithstanding Article 7, the Company shall not issue any certificates for shares constituting less than one full unit, unless otherwise provided for in the Share Handling Regulations.
Article 10. (Sale of shares constituting less than a full unit)
A shareholder (including a beneficial shareholder; hereinafter the same being applicable) holding shares constituting less than a full unit may request the Company to sell to the shareholder such amount of shares which will, when added together with the shares constituting less than a full unit, constitute a full unit of shares in accordance with the provisions of the share handling regulations.

Article 11. (Transfer agent)
(1)	The Company shall appoint a transfer agent.

(2)	The transfer agent and its handling office shall be designated by a resolution of the Board of Directors and public notice thereof shall be given.

(3)	The transfer agent shall prepare and keep the register of shareholders (including the register of beneficial shareholders; hereinafter the same being applicable), the register of stock acquisition rights and the register of lost share certificates of the Company, and the business pertaining to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates shall be handled by the transfer agent and the Company shall not handle these matters.
Article 12. (Share handling regulations)
Handling of shares and charges therefor shall be governed by the share handling regulations established by the Board of Directors, in addition to laws and regulations or these Articles of Incorporation.
CHAPTER III
GENERAL MEETINGS OF SHAREHOLDERS
Article 13. (Convocation)
The ordinary general meeting of shareholders shall be convened in June every year, and extraordinary general meetings of shareholders may, unless otherwise provided for in laws or regulations, be convened whenever necessary.
Article 14. (Record date)
     The record date for voting rights for the ordinary general meetings of shareholders of the Company shall be the 31st day of March each year.
Article 15. (Chairman of meetings)
The president-director shall act as chairman of general meetings of shareholders. When the president-director is unable to act, one of the other Directors shall act as chairman in accordance with the order predetermined by a resolution of the Board of Directors.

Article 16.	(Disclosure through the Internet and deemed delivery of reference documents for general meeting of shareholders)
In convening a general meeting of shareholders, the Company may be deemed to have provided shareholders with necessary information that should be described or indicated in reference documents for the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements, on the condition that such information is disclosed through the Internet in accordance with the Ministry of Justice Ordinance.
Article 17. (Method of adopting resolutions)
(1)	Unless otherwise provided for in laws or regulations or in these Articles of Incorporation, all resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the attending shareholders entitled to exercise voting rights.

(2)	Resolutions provided for in Article 309, Paragraph 2 of the Company Law shall be adopted by not less than two-thirds (2/3) of the votes of the attending shareholders who hold not less than one-third (1/3) of the votes of the shareholders entitled to exercise voting rights.
Article 18. (Exercise of voting rights by proxy)
     A shareholder or his legal representative may exercise his voting rights through one (1) proxy who is also a shareholder of the Company and who has voting rights.
CHAPTER IV
DIRECTORS AND BOARD OF DIRECTORS
Article 19. (Number)
The Company shall have not more than fifteen (15) Directors.
Article 20. (Election)
(1)	Directors shall be elected at general meetings of shareholders.

(2)	In order to adopt resolutions for the election of Directors, shareholders holding not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise voting rights shall be present thereat and a majority of the votes of such shareholders shall be required.

(3)	Cumulative voting shall not be used for the election of Directors.
Article 21. (Terms of office)
(1)	The terms of offices of Directors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within two (2) years from their election.

(2)	The term of office of any Director elected to increase the number of the Directors or to fill a vacancy shall expire upon the expiration of the terms of offices of the other Directors then in office.

Article 22. (Election of Representative Directors, etc.)
(1)	The Board of Directors shall select Directors who have the power to represent the Company.

(2)	By a resolution of the Board of Directors, a chairman, one or more vice chairmen, a president, one or more executive vice presidents, senior managing directors (senmu) and managing directors (jomu) may be appointed.
Article 23. (Convocation of meetings)
Unless the date of a meeting is fixed in advance by the Board of Directors, notice of a meeting of the Board of Directors shall be given to each Director and Statutory Auditor at least three (3) days prior to the date set for such meeting; provided, however, that in case of urgency, such period may be shortened.
Article 24. (Chairman)
The chairman-director shall act as chairman at meetings of the Board of Directors. When the office of the chairman-director is vacant or the chairman-director is unable to act, the president-director shall act as chairman. When the offices of both the chairman-director and the president-director are vacant or they are unable to act, one of the other directors shall act as chairman in accordance with the order predetermined by a resolution of the Board of Directors.
Article 25. (Board of Directors)
In addition to the matters provided for in laws or regulations or these Articles of Incorporation, the Board of Directors shall determine important business matters of the Company.
Article 26. (Deemed resolutions of the Board of Directors)
The Company shall deem that matters are adopted by a resolution of the Board of Directors when the requirements provided for in Article 370 of the Company Law are met.
Article 27. (Advisers and consultants)
The Board of Directors may, by its resolution, appoint one or more advisers or consultants.
Article 28. (Remuneration, etc.)
Remuneration, bonuses and other financial benefits given by the Company in consideration of the performance of duties (hereinafter referred to as the “Remuneration, etc.”) to Directors shall be determined by a resolution of a general meeting of shareholders.
Article 29. (Liability Limitation Agreement with Outside Directors)
The Company may enter into a liability limitation agreement with Outside Directors which limits the maximum amount of their liabilities arising from their failure to perform their duties in accordance with Article 427, Paragraph 1 of the Company Law; provided, however, that limited amount of liabilities under such agreement shall be the sum of amounts provided for inapplicable laws and regulations.

CHAPTER V
STATUTORY AUDITORS
AND BOARD OF STATUTORY AUDITORS
Article 30. (Number)
The Company shall have not more than five (5) Statutory Auditors.
Article 31. (Election)
(1)	Statutory Auditors shall be elected at general meetings of shareholders.

(2)	In order to adopt resolutions for the election of Statutory Auditors, shareholders holding not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise voting rights shall be present thereat and a majority of the votes of such shareholders shall be required.
Article 32. (Terms of office)
(1)	The terms of offices of Statutory Auditors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last business year ending within four (4) years from their election.

(2)	The term of office of any Statutory Auditor elected to fill a vacancy caused by retirement of a Statutory Auditor before the expiration of his or her term of office shall expire when the term of office of his or her predecessor would have expired.
Article 33. (Convocation of meetings)
Unless the date of a meeting is fixed in advance by the Board of Statutory Auditors, notice of a meeting of the Board of Statutory Auditors shall be given to each Statutory Auditor at least three (3) days prior to the date set for such meeting; provided, however, that in case of urgency, such period may be shortened.
Article 34. (Remuneration, etc.)
Remuneration, etc. to Statutory Auditors shall be determined by a resolution of a general meeting of shareholders.
Article 35. (Liability limitation agreement with Outside Statutory Auditors)
The Company may enter into a liability limitation agreement with Outside Statutory Auditors which limits the maximum amount of their liabilities arising from their failure to perform their duties in accordance with Article 427, Paragraph 1 of the Company Law; provided, however, that the limited amount of liabilities under such agreement shall be the sum of amounts provided for in laws and regulations.

CHAPTER VI
ACCOUNTS
Article 36. (Business year)
The business year of the Company shall commence on the 1st day of April of each year and end on the 31st day of the following year.
Article 37. (Dividends from surplus)
Year-end dividends shall be paid to the shareholders or registered stock pledgees appearing in writing or digitally on the register of shareholders as of the closing thereof on the 31st day of March each year.
Article 38. (Interim dividends)
The Company may, by a resolution of the Board of Directors, pay interim dividends to the shareholders or registered stock pledgees whose names appear in wiring or digitally on the register of shareholders as of the closing thereof on the 30th day of September each year.
Article 39. (Prescription period for dividends)
The Company shall be exempted from the obligation to pay year-end dividends or interim dividends after three (3) years have elapsed from the date on which the payment of the dividends or interim dividends commenced.